 Exhibit 99.1

First Mining Reports Continued Drilling Success at its Miroir Discovery with 2.01 g/t Au over 29.8 m

•	DUP25-077 returns 3.20 g/t Au over 15.75 m, including 5.21 g/t Au over 8.65 m and 22.50 g/t Au over 0.7 m
•	DUP25-078 returns 2.01 g/t Au over 29.80 m, including 15.70 g/t Au over 0.75 m and 18.20 g/t Au over 1.0 m

VANCOUVER, BC, Nov. 10, 2025 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce additional results from the 2025 exploration drilling program at its Duparquet Gold Project ("Duparquet Project" or the "Project") located in the Abitibi region of Quebec, Canada. The Company completed its 2025 drilling program at the Project in October, comprising 16,577 m of drilling. These latest drilling results are from the Miroir target, a high priority discovery zone that was first intersected in the 2024 drill program (hole DUP24-048) and has been further drill tested this year. These latest results have enhanced the Miroir target over a strike length of 100 m and a depth of 100 m, where the target remains open. A total of 22 holes have been drilled at Miroir to date, with assay results from 14 of these holes now disclosed. Assay results from the remaining 8 holes drilled at Miroir during the 2025 program are pending and the Company will provide further updates as results are received and interpreted.

"The Miroir target has now been extended up dip in an attractive shallow mineralization setting while demonstrating a strong continuity, a key characteristic of the Duparquet Project," stated Dan Wilton, CEO of First Mining. "The continued growth and success in our exploration execution supports an increasing level of optionality within development scenarios which we are reviewing as we advance the project."

Drilling at the Miroir target, located 225 m north of the Central Duparquet - Valentre - Dumico ("CVD") target, has continuously been building potential for a strong resource growth zone, returning multiple robust gold intercepts near surface. Assay results from drill hole DUP25-077 returned 3.20 g/t Au over 15.75 m, including 5.21 g/t Au over 8.65 m and 22.50 g/t Au over 0.7 m. Drill hole DUP25-078 returned 2.01 g/t Au over 29.8 m, including 15.70 g/t Au over 0.75 m and 18.20 g/t Au over 1.0 m. Hole DUP25-079 returned 1.76 g/t Au over 16.25m, including 3.02 g/t Au over 6.2 m. These latest results further confirm the continuity of the near-surface higher-grade gold mineralization that extends to a vertical depth of 100 m below surface, where it remains open to further exploration testing (Figure 1).

The latest reported assays represent approximately 550 m of drilling from a total of ~4,450 metres across 22 drill holes at the Miroir target. These holes were focused on advancing the understanding of mineralization controls at Miroir, while testing the targets near-surface, up-dip potential. Assay highlights are provided in Table 1, with the full list of assay results presented in Table 2 and drill collar details in Table 3.

The location of additional drill testing at the Miroir target where assays are still pending is shown in Figure 1. As results are returned and reviewed, First Mining will continue to interpret and evolve the geological understanding of the area for further drill advancement.

Figure 1: Miroir Long Section , highlighting recent drilling as well as the open-ended potential of the Miroir interpreted fold structure. The long section is looking north. (CNW Group/First Mining Gold Corp.)

Table 1: Latest Significant 2025 Drill Intercepts from the Miroir Target

Hole ID		From (m)	To (m)	Length (m)	Grade (Au g/t)
DUP25-077		48.2	63.95	15.75	3.20
DUP25-077	inc.	54.0	62.65	8.65	5.21
DUP25-077	and inc.	56.5	57.2	0.7	22.50
DUP25-077		124.7	136.5	11.8	0.72
DUP25-078		18.0	47.8	29.8	2.01
DUP25-078	inc.	21.55	22.3	0.75	15.70
DUP25-078	inc.	46.8	47.8	1.0	18.20
DUP25-079		48.0	64.25	16.25	1.76
DUP25-079	inc.	58.05	64.25	6.2	3.02
DUP25-079		80.0	88.0	8.00	0.71
DUP25-079		96.7	104.0	7.3	0.74

Figure 2: Plan view map, highlighting the Miroir target area and multiple significant near-surface assay results, and showing the 2nd vertical derivative magnetics geophysical product and newly interpreted fold at the Miroir area. (CNW Group/First Mining Gold Corp.)

Duparquet 2025 Exploration Program Update and 2026 Outlook

Drilling activities at the Duparquet Project concluded for the year in October, with a total of 16,577 m drilled during the 2025 program. The 2025 field mapping campaign was also completed with a focused regional mapping consisting of 274 outcrops mapped and 308 grab samples including QA/QC. Pending assay results are being returned and the Company will provide further updates upon receipt and interpretation. The Company is focusing on reviewing and integrating all 2025 drill results into their 3D geological and exploration target models, and in conjunction with this, the 2026 exploration programs for the Project are in development and review.

Additional Details on the Miroir Target

The most recent 2025 drilling at the Miroir target focused on further delineating the extent of near-surface mineralization discovered in 2024, with drill hole DUP24-048 returning 3.12 g/t Au over 19.35 m (see news release dated January 20, 2025). Earlier drilling this year, including drill hole DUP25-052, returned a further intercept along strike of 2.77 g/t Au over 11.1 m, including 4.36 g/t Au over 6.5 m (see news release dated May 28, 2025), demonstrating encouraging grades and widths within this shallow target. Strong continuity of the near surface opportunity was further reinforced with DUP25-064 returning 3.23 g/t Au over 25.9 m, including 11.20 g/t Au over 2.0 m, and including 10.16 g/t Au over 1.4 (see news release dated September 24, 2025). The most recent drilling continues to confirm and extend the Miroir target, tracing mineralization towards the surface and exploring the strike extent of the Miroir target area.

The interpreted geophysical fold target has demonstrated continuity, reinforcing the shallow, high-potential nature of the target and its ongoing growth potential. Notable results from the most recent drilling include drill hole DUP25-077 which returned 3.20 g/t Au over 15.75 m, including 5.21g/t Au over 8.65 m, and including 22.5 g/t Au over 0.7 m, as well as 0.72 g/t Au over 11.8 m. Drill hole DUP25-078 returned 2.01 g/t Au over 29.8 m, including15.7 g/t Au over 0.75 m, including 18.2 g/t Au over 1.0 m, while DUP25-079 returned 1.76 g/t Au over 16.25 m, including 3.02 g/t Au over 6.2 m and 0.71 g/t Au over 8.00 m as well as 0.74 g/t Au over 7.3 m. These results continue to demonstrate the multiple, high-quality gold zones within the Miroir target and reinforce its potential for further growth.

Mineralization at the target area is typically associated with syenite-basalt contacts. Mineralization in the most recent drill holes is hosted within brecciated silica-altered syenite and basalt, with up to 2-5% very fine-grained disseminated to fracture-controlled bronze pyrite mineralization and is associated with thin smoky dark quartz veinlets. The mineralized intercepts are spatially correlated with D2 deformation zones and coincident with a geophysical inferred folded basalt-syenite contact that is striking northeast to southwest and plunging towards the east. Intercepts further downhole are associated to a grey porphyritic moderate to strongly silicified syenite unit with up to 2-5% very fine-grained disseminated pyrite mineralization. Appearance recorded is consistent with that of the Central Duparquet syenite unit south of the target area (See Figure 3, 4 and 5). Further validation and refinement is ongoing to test the plunge dip directions and stratigraphic controls on mineralization in this area.

Figure 3: Plan view and cross section of DUP25-077 highlighting multiple mineralized intercepts at the Miroir target. (CNW Group/First Mining Gold Corp.)

Figure 4: Plan view and cross section of DUP25-078 highlighting multiple mineralized intercepts at the Miroir target. (CNW Group/First Mining Gold Corp.)

Figure 5: Plan view and cross section of DUP25-079 highlighting multiple mineralized intercepts at the Miroir target. (CNW Group/First Mining Gold Corp.)

Table 2: Latest Assay Results from 2025 Drill Program for the Miroir Target

Hole ID		From (m)	To (m)	Length (m)	Grade (Au g/t)
DUP25-069		69.0	71.0	2.0	0.66
DUP25-069		107.25	108.8	1.55	2.94
DUP25-077		8.0	9.0	1.0	2.86
DUP25-077		12.0	13.0	1.0	0.96
DUP25-077		42.95	44.65	1.7	0.74
DUP25-077		48.2	63.95	15.75	3.20
DUP25-077	inc.	54.0	62.65	8.65	5.21
DUP25-077	and inc.	56.5	57.2	0.7	22.50
DUP25-077		91.1	92.9	1.8	0.60
DUP25-077		101.9	102.75	0.85	0.52
DUP25-077		108.0	109.45	1.45	1.91
DUP25-077		117.15	118.1	0.95	0.46
DUP25-077		124.7	136.5	11.8	0.72
DUP25-077		154.0	155.0	1.0	0.48
DUP25-077		196.0	198.0	2.0	0.80
DUP25-077		208.0	214.0	6.0	assays pending
DUP25-078		10.0	13.0	3.0	0.48
DUP25-078		18.0	47.8	29.80	2.01
DUP25-078	inc.	21.55	22.3	0.75	15.70
DUP25-078	inc.	46.80	47.8	1.0	18.20
DUP25-078		54.0	54.7	0.7	0.82
DUP25-078		111.1	111.7	0.6	1.37
DUP25-078		132.7	134.1	1.4	0.57
DUP25-079		7.7	8.45	0.75	1.43
DUP25-079		43.0	45.0	2.0	0.54
DUP25-079		48.0	64.25	16.25	1.76
DUP25-079	inc.	58.05	64.25	6.2	3.02
DUP25-079		80.0	88.0	8.0	0.71
DUP25-079		96.7	104.0	7.3	0.74

*Reported intervals are drilled core lengths (true widths are estimated at 75-85% of the core length interval; assay values are uncut)

Table 3: Latest 2025 Drill Hole Locations, Miroir Target

Hole ID	Azimuth (°)	Dip (°)	Length (m)	Easting	Northing
DUP25-069	0	-46	114	633371	5374001
DUP25-077	335	-46	252	633593	5374064
DUP25-078	336	-46	150	633567	5374071
DUP25-079	335	-45	150	633610	5374080

Note: Collar coordinates in UTM NAD 83 z17

About the Duparquet Gold Project

The Duparquet Project is geologically situated in the southern part of the Abitibi Greenstone Belt and is geographically located approximately 50 km north of the city of Rouyn-Noranda. The Project benefits from easy access and proximity to an existing workforce and infrastructure, including road, rail and hydroelectric grid power. The Duparquet Project currently hosts an NI 43-101 compliant gold resource of 3.44 million ounces in the Measured & Indicated category, grading 1.55 g/t Au, and an additional 2.64 million ounces in the Inferred category, grading 1.62 g/t Au. First Mining completed a Preliminary Economic Assessment1 ("PEA") on the Project in 2023.

The Duparquet Project totals approximately 5,800 hectares focused on an area of 19 km of strike length along the prolific Destor-Porcupine Fault Zone, along with numerous mineralized splays and influential secondary lineaments. The Duparquet Project includes the past-producing Beattie, Donchester and Duquesne mines as well as the Central Duparquet, Dumico and Pitt Gold deposits.

[1] Further details on the Duparquet PEA can be found in the technical report entitled "NI 43-101 Technical Report: Preliminary Economic Assessment, Duparquet Gold Project, Quebec, Canada" dated October 20, 2023, which was prepared for First Mining by G Mining Services Inc. in accordance with NI 43-101 and is available under First Mining's SEDAR+ profile at www.sedarplus.ca

Analytical Laboratory and QA/QC Procedures

All sampling completed by First Mining within its exploration programs is subject to a Company standard of internal quality control and quality assurance (QA/QC) programs which include the insertion of certified reference materials, blank materials and a level of duplicate analysis. Core samples from the 2025 drilling program at Duparquet were sent to AGAT Laboratories, with sample preparation in Val d'Or, Quebec and analysis in Thunder Bay, Ontario, where they were processed for gold analysis by 50 gram fire assay with an atomic absorption finish. Samples from selected holes were sent to AGAT Laboratories in Calgary, Alberta, for multi-element analysis (including silver) by inductively coupled plasma (ICP) method with a four acid digest. AGAT Laboratories systems conform to requirements of ISO/IEC Standard 17025 guidelines and meets assay requirements outlined for NI 43-101.

Qualified Person

James Maxwell, P.Geo., VP, Exploration and Project Operations for First Mining, is a "Qualified Person" for the purposes of NI 43-101 Standards of Disclosure for Mineral Projects and has reviewed and approved the scientific and technical disclosure contained in this news release.

About First Mining Gold Corp.

First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where we have commenced a Feasibility Study and permitting activities are on-going with a final Environmental Impact Statement / Environmental Assessment for the project submitted in November 2024, and the Duparquet Gold Project in Quebec, a PEA-stage development project located on the Destor-Porcupine Fault Zone in the prolific Abitibi region. First Mining also owns the Cameron Gold Project in Ontario and a 30% project interest in the Pickle Crow Gold Project.

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events.  All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2024 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer's material mineral projects.

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For further information: For further information, please contact: Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com; Paul Morris | Director, Investor Relations | Email: paul@firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 10-NOV-25